Exhibit 99.1

REITAR LOGTECH HOLDINGS LIMITED ANNOUNCES PUBLIC FILING OF FORM F-1 REGISTRATION STATEMENT BY KLA-IBOTICS HOLDINGS LIMITED IN CONNECTION WITH PROPOSED INITIAL PUBLIC OFFERING

HONG KONG, May 29, 2026 – Reitar Logtech Holdings Limited (NASDAQ: RITR) (“Reitar” or the “Company”), a leading provider of smart logistics and automated warehousing solutions headquartered in Hong Kong, today announced that KLA-iBotics Holdings Limited (“KLA”), a controlled subsidiary over which Reitar exercises voting control through its indirect ownership of KLA’s Class B ordinary shares, has publicly filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with KLA’s proposed initial public offering (the “Proposed Offering”) of Class A ordinary shares.

The public filing of KLA’s Form F-1 represents a significant milestone in Reitar’s implementation of its M&A, Integration and Spin-off (MIS) strategy:

M&A — Reitar’s strategy began with its acquisition of Jingxing Holdings Limited (“Jingxing”), a reputable provider of logistics automation and technology engineering solutions, which expanded the Group’s capabilities in automated logistics solutions and related engineering services.

Integration — Following the acquisition, Reitar integrated Jingxing’s automation capabilities, proprietary asset-light technologies, and robotics systems into the Group’s broader smart logistics ecosystem. As part of the Group’s subsequent internal reorganization, KLA-iBotics Holdings Limited was established as a holding company for the relevant automation businesses, including Jingxing’s business and Kamui Logistics Automation System Limited.

Spin-off — In late 2025, Reitar announced its plan to pursue a spin-off of the relevant logistics automation business. KLA’s proposed initial public offering represents a further step in that plan and, if completed, is expected to optimize its capital structure, unlock latent shareholder value and support KLA’s development as a standalone public company while allowing Reitar to retain a strategic relationship with, and voting control over, KLA through its ownership of KLA’s Class B ordinary shares.

Reitar currently holds, through its subsidiaries, all of KLA’s issued and outstanding Class B ordinary shares. Based on the dual-class share structure described in KLA’s registration statement, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty votes. Accordingly, Reitar is expected to retain voting control of KLA following the Proposed Offering, assuming the Proposed Offering is completed.

As disclosed in KLA’s preliminary prospectus included in the Form F-1, KLA currently expects to offer 6,250,000 Class A ordinary shares, with an estimated initial public offering price range of US$4.00 to US$6.00 per share. The terms of the Proposed Offering remain preliminary and subject to change.

“The public filing of KLA’s Form F-1 represents an important step in the execution of our MIS strategy,” said Mr. Chan Kin Chung, Chairman and Chief Executive Officer of Reitar. “From the initial acquisition and integration of Jingxing’s automation capabilities to this proposed spin-off step, we have continued to advance our objective of accelerating technology adoption and strengthening our smart logistics ecosystem. Through the development of KLA as a focused logistics automation platform, we seek to support the continued growth of our logistics technology capabilities while maintaining a strategic relationship with KLA. If completed, the Proposed Offering would provide KLA with access to the public capital markets and support its development as a standalone public company, allowing both Reitar and KLA to pursue dedicated growth paths while continuing to support the Group’s broader smart logistics ecosystem.”

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of the registration statement. Any representation to the contrary is a criminal offense.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited is a provider of smart logistics and automated warehousing solutions headquartered in Hong Kong. The Company is committed to innovating the logistics industry through the integration of advanced robotics, artificial intelligence, and data-driven analytics to enhance operational efficiency and create value for its clients across the supply chain. The Company’s ordinary shares are listed on the Nasdaq Capital Market under the ticker symbol “RITR”.

About KLA-iBotics Holdings Limited

KLA-iBotics Holdings Limited is a British Virgin Islands holding company that conducts operations mainly in Hong Kong through its operating subsidiaries, Kamui Logistics Automation System Limited and Jingxing Storage Equipment Engineering (H.K.) Co. Limited. KLA’s business focuses on automated logistics solutions, including logistics consultancy, design and installation of storage systems, warehouse-as-a-service solutions, and design, supply and installation of storage racking systems.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, without limitation, statements regarding KLA’s proposed initial public offering, the expected terms of the Proposed Offering, the expected ownership and voting control of KLA by Reitar following the Proposed Offering, the expected benefits of the proposed spin-off, Reitar’s strategic relationship with KLA, and Reitar’s strategic plans and objectives. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.

Such risks and uncertainties include, but are not limited to: (i) the risk that KLA’s registration statement may not be declared effective by the SEC; (ii) the risk that the Proposed Offering may not be completed on the anticipated terms, or at all; (iii) market and other conditions affecting capital markets and initial public offerings; risks relating to KLA’s business, operations and financial condition; risks relating to Reitar’s ability to realize the anticipated strategic benefits of the proposed spin-off; (iv) risks relating to Reitar’s continued voting control of KLA and strategic relationship with KLA following the Proposed Offering; (v) and other risks and uncertainties described in Reitar’s filings with the SEC and, with respect to KLA and the Proposed Offering, KLA’s registration statement on Form F-1. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contact:

Investor Relations

Reitar Logtech Holdings Limited

Unit 801, 8/F, Tower 2, The Quayside

77 Hoi Bun Road, Kwun Tong

Kowloon, Hong Kong